January 8, 2008
Mr. Hugh West
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20002

RE:	U.S. Bancorp
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 26, 2007
File No. 001-06880
Dear Mr. West:
Set forth below are the responses of U.S. Bancorp (the “Company” or “USB”) to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”), which were set forth in your letter, dated December 20, 2007 regarding the above referenced document.
The Staff’s comments, indicated in bold, are followed by the Company’s responses.
Form 10-K for Fiscal Year Ended December 31, 2006
General
1.	In future periodic filings, if you choose to integrate your annual report as permitted by General Instruction H to Form 10-K, please provide a standard cover page as the cover page of the filing, and provide a cross reference page immediately following the cover page.

The Company will review the requirements outlined by General Instruction H to Form 10-K and in future filings provide our integrated annual report in accordance with that instruction.

Financial Asset Sales, page 77
2.	We note that your disclosure focuses primarily on your commercial paper conduit; however disclosures in other parts of your document indicate that you also sell other financial assets, including residential mortgage loans. In order to help us more clearly understand your asset sale and securitization activities, please provide us with the following information for each type of financial asset (e.g. mortgage loans, credit card receivables, auto loans, etc.) sold or securitized during the periods presented:
•	Quantify the volume of financial assets sold or securitized during each period presented;

•	Explain whether the sale/securitizations were accomplished in a one-step or two-step transaction;

•	Describe any retained interests and/or recourse obligations resulting from the sale/securitizations; and

•	Explain how you determined that the transactions met the criteria for sale accounting under SFAS 140.
The Company’s securitization activities are limited to the commercial paper conduit disclosed in our previous filings. While the activities within this conduit are not significant to the Company, management has provided the disclosures in Note 7 due to the nature of the structure and sensitivity that users may have to similar structures.
During the normal course of business, the Company sells other financial assets as more fully described below:

Residential Mortgages	($in millions)
	2004	2005	2006

Residential Mortgage Sales
- Government agencies	$15,596	$18,331	$20,357
- Other independent third parties	$700	$757	$754
The Company routinely sells residential mortgages held for sale through the government-sponsored agencies on a nonrecourse basis using loan sale documents provided by those agencies containing standard representation and warranties with respect to loan documentation. These transfers are recorded as sales in the periods in which the transfers occur because the Company receives certificates in exchange for the residential mortgages, which are simultaneously sold to third parties for cash consideration. These transfers occur only through the well-established government-sponsored agency programs, and are typically treated as sales by selling institutions.

Such transfers meet the conditions for a sale under SFAS 140 since the conditions for recognition have been met, including: a) the transfer is a legal sale, b) there are no conditions which constrain the purchaser of the residential mortgages from its right to pledge or exchange the acquired mortgages and, c) the Company (seller) is not entitled to cause the return of the assets or repurchase the assets other than through a servicer clean-up call (which is permitted under SFAS 140).
The Company retains no interest in the assets other than the obligation to service the residential mortgages. The Company records a mortgage servicing asset upon transfer based on the fair value of the Company’s mortgage servicing rights. The Company provides disclosures related to mortgage servicing rights in Note 9 — “Mortgage Servicing Rights”
On a limited basis, the Company may sell its residential mortgages held for sale to third parties other than the government-sponsored agencies. Such sales were made on a limited recourse basis in which the Company was obligated to repurchase loans that defaulted within the first 90 days after purchase. In addition, the Company provides standard representation and warranties with respect to loan documentation.

Student Loans	($in millions)
	2004	2005	2006

Student Loan Sales	$935.4	$852.3	$1,179.7
The Company routinely sells student loans held for sale directly to third parties on a nonrecourse basis. These transfers are recorded as sales in the period in which the transfer occurs (i.e., when the transaction closes and cash is received) as the transfers meet the conditions for sale under SFAS 140 (as described for residential mortgages). Given that the amounts of these sales are not material to the Company’s financial statements and such sales are typical for a banking institution, the Company believes its disclosures are appropriate and adequate.

Other Loans	($in millions)
	2004	2005	2006

Other Loan Sales	$241.7	$328.3	$218.1
The Company may periodically sell commercial and other loans to third parties on a nonrecourse basis as part of a strategy to reduce exposure to a particular credit or pool of assets. These transfers are recorded as sales in the period the transfer occurs (i.e., when the transaction closes and cash is received) as the transfers meet the conditions for sale under SFAS 140 (as described for residential mortgages). Given that the amounts of these sales are not material to the Company’s financial statements and such sales are typical for a banking institution, the Company believes its disclosures are appropriate and adequate.

Variable Interest Entities, page 78
3.	We note that your disclosure presents summarized information concerning your involvement with VIEs. Although we understand certain information about VIEs may be reported in the aggregate for similar entities if separate reporting would not add material information, it is not easily discernible from your current disclosure whether the types of VIEs with which you are associated are similar enough to warrant aggregate presentation. Please provide us with the following information to help us better understand the types of VIEs in which you are involved, the nature and extent of your involvement, and how you determined the appropriate accounting treatment for each VIE:
•	Identify and describe the nature, purpose, size and activities of each VIE in which you hold a significant variable interest;

•	Describe the type of variable interests held (e.g. debt financing, partnership interests, etc.);

•	Identify whether you are the primary beneficiary and briefly explain how you made this determination; and

•	Describe the types of events that would cause you to reconsider your initial determination as to whether you are the primary beneficiary.
The Company’s footnote discloses that the assets of consolidated VIEs represented $90 million (0.04 percent of total assets), while the assets of unconsolidated VIEs represented $1.7 billion (0.77 percent of total assets) at December 31, 2006.
The Company invests in certain entities created to participate in the federal government’s New Market Tax Credit, Low Income Housing Tax Credit, and Historic Tax Credit programs. Participation in these programs is common within the banking industry and encouraged by banking regulators. Investments are generally in the form of equity for which the Company receives a return through tax credits and for the entity’s operating profits or losses. In certain situations, the Company may provide debt financing to these entities. In addition, the Company makes Private Equity/Merchant Banking investments for which it receives a return on its equity investments or, in limited circumstances, its mezzanine debt interest.
Generally, these entities are structured as partnerships or limited liability corporations which are structured to function like partnerships. The entities are formed by a single general partner and have multiple limited partners. The Company holds only limited partnership interests in these entities.
The Company evaluates each of these entities under the provisions of FIN 46(R). Some, but not all, of these investments are variable interest entities (“VIEs”) often because the voting rights of the general partner are not proportional to the general partner’s obligation to absorb expected losses or its right to receive residual returns. The general partner does, however, maintain control of the significant decisions of the partnership as limited partners may hold certain protective but not participating voting rights. Such protective rights do not include the ability to dissolve the partnership or remove the general partner without cause.
If the Company determines that the entity is a variable interest entity, it determines whether 1) it is the primary beneficiary and 2) the variable interest is significant through comparison with other variable interests in the entity and through comparison to the Company’s consolidated financial statements.
The Company has determined that none of the individual variable interests held are significant enough to merit separate disclosure in the notes to the financial statements. As of December 31, 2006, the Company held a total of $1.7 billion of interests in unconsolidated VIEs, of which approximately $1.4 billion was related to the Company’s investments in the tax credit entities discussed above. The remaining $0.3 million investment relates to the Company’s Private Banking/Merchant Banking investments.
In addition, because the Company determined it was the primary beneficiary of certain tax credit entities, it consolidated $90 million of assets and liabilities related to those VIEs. The Company has determined that it is not the primary beneficiary of the other VIEs in which it holds a variable interest as the Company does not absorb the majority of the entity’s expected losses and/or does not receive the majority of its expected residual returns.
The Company regularly reviews its investments in variable interest entities to assess whether it must reconsider its consolidation decision. An initial determination that the Company is not the primary beneficiary of the entity would be reconsidered in a circumstance where the entity’s governing documents or contractual arrangements are changed in a manner that reallocates the Company’s variable interest. Likewise, the Company would reconsider its primary beneficiary conclusion, if the Company were to dispose of all or part of its variable interest, acquire an additional variable interest or if the variable interest entity were to issue new or redeem existing variable interests.
4.	Please tell us whether you hold any investments in limited partnerships which you determined not to be VIEs. If so, tell us how you considered the guidance in EITF 04-5 in determining whether such partnerships required consolidation.
As discussed in the answer to Question 3 above, many partnerships in which the Company invests are structured such that they meet the conditions of a variable interest entity. In a circumstance where the Company determines that the entity does not qualify as a variable interest entity, the Company will evaluate the entity to determine control based on voting interest. Since the Company does not hold any general partner interests, the specific guidance in EITF 04-5 does not apply in determining whether such partnerships should be consolidated.
Note 12 — Long-Term Debt, page 82
5.	We note that your convertible senior debentures appear to have similar characteristics as Instrument C in EITF 90-19. Please tell us how you considered the guidance in EITF Issues 90-19 and 03-7 in determining whether the conversion spread was required to be bifurcated and accounted for as a derivative instrument under SFAS 133.
The Company’s convertible senior debentures do qualify as Instrument C under EITF 90-19 so that guidance was applicable and considered in our analysis as summarized below.
Paragraph 11(a) of SFAS 133 provides guidance for convertible debt transactions and requires the convertible feature to be bifurcated and accounted for as a derivative unless the embedded option (i.e., the convertible feature): 1) is indexed to the issuer’s own stock, and 2) if freestanding, would be classified in shareholders’ equity. The convertible senior debentures meet both of these criteria and therefore do not require bifurcation. While the first condition is clearly evident and meets the criteria in EITF 01-6, the second condition requires consideration of the guidance in EITF 00-19.
EITF No. 00-19 provides the guidance necessary to determine whether the embedded derivative, if freestanding, would be classified in shareholder’s equity. Specifically, paragraph 9 of EITF No. 00-19 provides guidance that contracts which give the company a choice of (a) net-cash settlement or settlement in shares or (b) net-share settlement or physical settlement should be reported in equity. In addition, EITF 00-19, as further clarified by EITF 05-2 requires that paragraphs 12-32 of EITF 00-19 should be applied to Instrument C type contracts when determining whether the agreement qualifies for classification of permanent equity, because the features of Instrument C are sufficiently different from conventional convertible debt.
Any contract provision that could require net-cash settlement precludes accounting for a contract as equity. Therefore, all of the following conditions (EITF 00-19 paragraphs 12 — 32) must be met for a contract to be classified as equity:
1. The contract permits the company to settle in unregistered shares — If the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. If this is the result, the contract must be classified as a liability. Delivery of unregistered shares in a private placement to the counterparty is within the control of a company.

This condition is met. The prospectus clearly disclosed that the debentures and shares of common stock issuable upon conversion have not been registered under the Securities Act. As a result, the debentures were only offered to qualified institutional buyers (as defined in Rule 144A under the Securities Act) in reliance on the provisions within Rule 144A that address transactions exempt from the registration requirements of the Securities Act. Therefore, unless the shares are registered prior to conversion, the shares of common stock issuable upon conversion of the debentures would only be offered to qualified institutional buyers and would also be exempt from the registration requirements of the Securities Act. In addition, there are no contractual provisions that preclude the Company from settling in unregistered shares.
2. The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
This condition is met. Under the terms of convertible debt instruments, settlement of the conversion spread can be achieved utilizing unregistered common shares. The Company has sufficient authorized and unissued shares of common stock available during the maximum period the derivative contract could remain outstanding. In reaching this conclusion, the Company considered the maximum number of common shares that could be issued for the conversion spread for all convertible debt issuances outstanding as well as all other potential common share issuances under other commitments.
3. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
This condition is met. The terms of the convertible debt instruments include an explicit limit on the number of shares. The number of shares to be delivered in a conversion settlement can be mathematically computed using the conversion formula and using this formula, we are able to calculate the maximum number of shares that would be required. Under the terms of these instruments, the conversion ratio can never exceed a specified initial conversion rate. While this specified initial conversion rate may be adjusted for certain dividend payments, there is a cap on those adjustments and thus the number of shares that could be issued.
4. There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.
This condition is met. The convertible debt instruments do not provide for cash payments to be made to the counterparties for not timely filing with the SEC.

5. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).
This condition is met. The convertible debt instruments do not include any allowance for cash payments for “top-off” or “make-whole” provisions.
6. The contract requires net-cash settlement only in specific circumstances in which holders of shares of the same class as those underlying the contract also would receive cash in exchange for their shares.
This condition is met. The convertible debt instruments do not require net-cash settlement of the conversion spread under any circumstances.
7. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
This condition is met. The contracts do not give the counterparties any of the rights of a creditor relative to the embedded conversion option in the event of the Company’s bankruptcy.
8. There is no requirement in the contract to post collateral at any point or for any reason.
This condition is met. The terms of the convertible debt instruments do not call for USB to post collateral.
Based on the above analysis, the Company concluded that the conversion option, if freestanding, would meet the criteria specified in EITF 00-19 to be accounted for as permanent equity. Therefore, the conversion feature should not be bifurcated from the debt instrument as it meets the requirements under FAS 133 to be accounted for as an embedded derivative that is clearly and closely related to the debt instrument.
We believe that EITF 03-7 is not relevant to the accounting analysis at the issuance of an Instrument C, but note its concepts are consistent with the guidance discussed and applied above. EITF 03-7 will be considered when the convertible debt is settled.

Note 13 — Junior Subordinated Debentures, page 84
6.	We note you entered into stock purchase contracts in connection with your debentures issued in March 2006 (USB Capital IX). Please explain your accounting treatment for the stock purchase agreements and tell us how you considered the guidance in APB 14, SFAS 133 and EITF 00-19 in reaching your accounting conclusion.
There are two components to the debentures which are detachable and therefore are accounted for separately: 1) the Junior Subordinated Notes, and 2) the Stock Purchase Contracts, which represent forward contracts to purchase USB preferred stock. The Company considered the guidance in APB 14, SFAS 150, SFAS 133 and EITF 00-19 in reaching the accounting conclusion that the Stock Purchase Contracts should initially be recorded as a liability in an amount equal to their fair value with an offsetting charge to equity. A summary of our analysis is included below.
Background
USB issued Junior Subordinated Notes and Stock Purchase Contracts to an unconsolidated trust. The trust used the proceeds from an issuance of Income Trust Securities to investors to purchase the newly issued Junior Subordinated Notes and Stock Purchase Contracts from USB. The Junior Subordinated Notes are due on April 15, 2042 but may be redeemed on or after April 15, 2015. USB will pay interest at a contractually stated rate on these notes semi-annually on April 15, and October 15, through a specified Remarketing Date. This Remarketing Date is initially expected to be April 15, 2011; however, in the event certain pricing conditions are not met, four subsequent dates are established as outlined in the prospectus. After the Remarketing Date (e.g. April 15, 2011) until maturity, interest will be paid at an annual rate of the greater of a variable (spread over the three-month LIBOR) or a stated fixed rate. If the remarketing process fails to establish a pricing that meets specified conditions, the Junior Subordinated Notes will not be remarketed and the maturity date can be moved to April 15, 2015.
Each Stock Purchase Contract consists of an obligation for the Trust to purchase, and USB to sell, a share of preferred stock on the Stock Purchase date for $100,000 per share, as well as the obligation for USB to pay semi-annual contract payments to the Trust. These contract payments are semi-annual at a contractually stated rate. The preferred stock is Series A Non-Cumulative Perpetual Preferred Stock. After the stock purchase date, USB will pay dividends (if declared) semi-annually equal to a stated percentage rate which will be the same as the combined rate of the contract payments and the Junior Subordinated Notes. USB is not required to redeem, but can redeem, the preferred stock after April 15, 2011.

Accounting for the Junior Subordinated Notes — Debt vs Equity
The Junior Subordinated Notes issued to the trust and eventually remarketed to other investors have characteristics of debt. The notes have a stated maturity date, earn a stated rate of interest, and are not mandatorily convertible to USB common shares. The notes have a senior position to common shares and preferred shares of the Company. Therefore, they are classified as debt on the balance sheet. This is similar to other traditional trust preferred securities.
APB:14: Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, requires the proceeds of debt securities issued with detachable stock purchase warrants to be allocated based on the relative fair values of the two securities (in this case, the Junior Subordinated Notes, and the Stock Purchase Contracts). Although APB 14 indicates that the portion that is allocated to warrants should be accounted for as paid-in-capital, there is additional accounting literature that needs to be considered in determining the proper classification of the Stock Purchase Contracts on the balance sheet. A discussion of our consideration of that literature is outlined in the following section.
Accounting for the Stock Purchase Contracts
Each Stock Purchase Contract is a forward transaction in the Company’s preferred stock. The Company concluded that it should record a liability related to the Stock Purchase Contracts equal the present value of the future Contract Payments. We recorded a charge to equity as an offset to this liability using the logic that the Contract Payments are related to the future preferred stock issuance. The liability for the Stock Purchase Contracts will be adjusted over five years, increasing as the interest accretion charges are recorded in the income statement based on the effective interest method, with offsets reducing the liability when Contract Payments are made under the Stock Purchase Contracts. We believe this accounting for the Contract Payments is both appropriate and consistent with that applied by issuers historically for forward contracts issued with “unit structures.”
To determine the appropriate balance sheet classification for initial recognition of the Stock Purchase Contracts (i.e., liability vs equity), we reviewed SFAS 150, SFAS 133, and EITF 00-19.
SFAS 150 Considerations
SFAS 150 requires issuers to classify as liabilities three classes of freestanding financial instruments that embody obligations for the issuer. These are 1) mandatorily redeemable financial instruments, 2) obligations to repurchase the issuer’s equity shares by transferring assets, and 3) certain obligations to issue a variable number of shares. The Stock Purchase Contract is not a mandatorily redeemable financial instrument, nor an obligation to repurchase shares. Regarding an obligation to issue a variable number of shares, SFAS 150 requires liability classification if, at inception, the monetary value of an obligation to issue a variable number of shares is based solely or predominantly on (a) a fixed monetary amount known at inception, (b) variations in something other than the fair value of the issuer’s equity shares, or (c) variations inversely related to changes in the fair value of the equity shares. The Stock Purchase Contract at inception is an obligation to issue a fixed number of preferred shares. Therefore FAS 150 does not require the Stock Purchase Contract to be classified as a liability.
SFAS 133 Considerations
We also considered whether the Stock Purchase Contracts should be accounted for as a derivative. SFAS 133 defines a derivative as a contract with all three of the following characteristics:
a)	It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions of both. Those terms determine the amount of the settlement or settlements, and, in come cases, whether or not a settlement is required.

b)	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c)	Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.
Clearly the Stock Purchase Contracts meet parts a) and b) of the definition of a derivative. The contract however requires the Company to deliver the preferred stock, and cannot be settled net, nor is there a market mechanism that facilitates net settlement. Therefore, the Stock Purchase Contracts are not derivatives because they will be settled in the Company’s own preferred stock.
EITF 00-19 Considerations
Because the Stock Purchase Contracts are freestanding, EITF 00-19 applies. Freestanding contracts are those that are entered into separate and apart from any of the company’s other financial instruments or equity transactions, or are entered into in conjunction with some other transaction and are legally detachable and separately exercisable.
The initial balance sheet classification of the contracts addressed in EITF 00-19 generally is based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares of the company are equity instruments. Contracts that require the company to deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity. Subsequent changes in fair value should not be recognized as long as the contracts continue to be classified as equity. Since the Company is required to deliver shares as part of a physical settlement of the Stock Purchase Contracts, we concluded that the initial fair value of the Stock Purchase Contracts should be recorded in equity.

However, because Stock Purchase Contracts also requires the Company to make semi-annual payments to the holders, we recorded the present value of those expected payments as a liability with an offsetting reduction in equity. A more detailed discussion of our analysis leading to this conclusion is included below.
EITF 00-19 addresses how freestanding contracts that are settled in a company’s own stock should be classified and measured. EITF 00-19 requires that all contracts be initially measured at fair value and subsequently accounted for based on the current classification and the assumed or required method of settlement. It requires contracts to be initially classified as equity or as either assets or liabilities, as follows:
Equity
•	Contracts that require physical settlement or net-share settlement.

•	Contracts that give the company a choice of net-cash settlement or settlement in its own shares, assuming that all the criteria set forth in paragraphs 12-32 of EITF 00-19 have been met (see below).
Assets or liabilities
•	Contracts that require net-cash settlement (include a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company)

•	Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net share settlement).
EITF 00-19 Paragraphs 12-32 — Additional Conditions Necessary for Equity Classification:
In addition to the accounting prescribed above, contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company except in those limited circumstances in which holders of the same class as those underlying the contract also would receive cash. All of the following conditions must be met for a contract to be classified as equity (EITF 00-19 paragraphs 12 — 32):
1. The contract permits the company to settle in unregistered shares — If the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. If this is the result, the contract must be classified as a liability. Delivery of unregistered shares in a private placement to the counterparty is within the control of a company.
This condition is met. Under the terms of USB Capital IX, the settlement of the Stock Purchase Contracts will be made by issuing registered shares of preferred stock to the Trust. Paragraph 18 of EITF 00-19 states that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, then the requirement of EITF 00-19 that share delivery be within the control of the Company is considered to be met notwithstanding the condition described above. Because the shares of Series A Non-Cumulative Perpetual Preferred Stock were registered at the inception of the Stock Purchase Contracts and there is no further timely filing or registration requirements for the preferred stock, the settlement is within the control of the Company.
2. The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
This condition is met. Under the terms of USB Capital IX, settlement of the Stock Purchase Contract will be achieved utilizing registered preferred shares. Because the Company has the ability under its certificate of incorporation to increase the number of authorized shares of preferred stock without additional requirements outside of the Company’s control, such as obtaining approval from shareholders, the settlement is not considered a net-cash settlement under the conditions of EITF 00-19.
3. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
This condition is met. The terms of USB Capital IX provide for a specified number of preferred shares to be delivered as part of the Stock Purchase Contracts. The contract does not include a computation of shares deliverable which might cause an indeterminable number of shares to be issued.
4. There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.
This condition is met. The USB Capital IX transaction does not provide for cash payments to the Stock Purchase Contract counterparties for not timely filing with the SEC.
5. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).
This condition is met. The USB Capital IX transaction does not include any allowance for cash payments for “top-off” or “make-whole” provisions.

6. The contract requires net-cash settlement only in specific circumstances in which holders of shares of the same class as those underlying the contract also would receive cash in exchange for their shares.
This condition is met. The contract does not require net-cash settlement under any circumstances. The preferred stock issuable upon exercise of the contracts is perpetual and will not be convertible into shares of common stock or any other class or series of its capital stock, and will not be subject to any sinking fund or other obligation for their repurchase or retirement.
7. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
This condition is met. The contract does not give the counterparty any of the rights of a creditor in the event of the Company’s bankruptcy.
8. There is no requirement in the contract to post collateral at any point or for any reason.
This condition is met. The USB Capital IX transaction does not call for USB to post collateral.
Based on the above analysis, the Company concluded that it should recognize the initial fair value of the Stock Purchase Contracts in equity. However, because the Stock Purchase Contracts also require the Company to make semi-annual payments to the holders, we recorded a liability equal to the present value of the future Contract Payments. We recorded a charge to equity as an offset to this liability using the logic that the Contract Payments are related to the future preferred stock issuance. The liability related to the Stock Purchase Contracts will be adjusted over the five year period, increasing as the interest accretion charges are recorded in the income statement based on the effective interest method, with offsets reducing the liability when Contract Payments are made under the Stock Purchase Contracts.
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In connection with responding to your comments, you have asked us to provide, in writing, a statement acknowledging the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We acknowledge the above statements.
*    *    *    *    *    *
Should you require further clarification of any of the issues raised in this letter, please contact Terrance R. Dolan at (612) 303-4352 (or by fax at (612) 303-4830). We respectfully request that the Staff let us know at its earliest convenience if we can be of any further assistance.
Sincerely,
/s/ TERRANCE R. DOLAN
Terrance R. Dolan
Executive Vice President and Controller

cc:	Richard K. Davis, Chairman, President and Chief Executive Officer Andrew Cecere, Vice Chairman and Chief Financial Officer Lee R. Mitau, Executive Vice President and General Counsel